As filed with the Securities and Exchange Commission on September 21, 2006

Registration No. 333-135580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SKYTERRA COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	23-2368845
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Address, Including Zip Code, and Telephone Number, Including Area Code of Registrant’s Principal Executive Offices)

Robert C. Lewis

Senior Vice President, General Counsel and Secretary

SkyTerra Communications, Inc.

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

(212) 735-3000

Approximate date of commencement of proposed sale to the public:    Following the effective date of this Registration Statement, as determined by Motient Corporation.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

EXPLANATORY NOTE

This registration statement contains an information statement/prospectus relating to the distribution of an aggregate of 25,478,273 shares of our common stock by Motient Corporation, or Motient, a Delaware corporation, to holders of its common stock (the “Common Stockholder Information Statement/Prospectus”), together with a separate information statement/prospectus relating to the distribution of up to an aggregate of 4,447,801 shares of our common stock by Motient to holders of its outstanding preferred stock who convert such preferred stock to shares of Motient common stock in accordance with the terms of such preferred stock (the “Preferred Stockholder Information Statement/Prospectus”). The complete Common Stockholder Information Statement/Prospectus follows immediately after this Explanatory Note. Following the Common Stockholder Information Statement/Prospectus are alternate pages for the Preferred Stockholder Information Statement/Prospectus, including:

•	the front and back cover pages;

•	pages for the “Summary” section, summarizing the distribution of shares of our common stock to holders of Motient’s outstanding preferred stock;

•	pages containing questions and answers about the distribution of shares of our common stock to holders of Motient’s outstanding preferred stock; and

•	pages containing a description of the distribution of shares of our common stock to holders of Motient’s outstanding preferred stock.

Complete and separate copies of the final versions of each of the Common Stockholder Information Statement/Prospectus and the Preferred Stockholder Information Statement/Prospectus will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2006

INFORMATION STATEMENT/PROSPECTUS

SKYTERRA COMMUNICATIONS, INC.

25,478,273 Shares

Common Stock

Motient Corporation, or Motient, a Delaware corporation, is distributing at no charge to holders of its common stock an aggregate of 25,478,273 shares of our common stock.

The shares of our common stock being distributed by Motient pursuant to this information statement/prospectus will be distributed to Motient’s common stockholders of record as of the close of business on •. Each common stockholder will receive • of one share of SkyTerra common stock for every share of Motient common stock held on the record date. The distribution will occur at •, New York City time, on •. Motient common stockholders will not be required to pay for the shares of SkyTerra common stock received in the distribution, or to surrender or exchange Motient securities in order to receive SkyTerra common stock in the distribution.

The shares of our common stock being distributed by Motient are being acquired by Motient in connection with the sale by Motient to us of certain of its interests in Mobile Satellite Ventures LP, a Delaware limited partnership, and Mobile Satellite Ventures GP Inc., a Delaware corporation and the general partner of Mobile Satellite Ventures LP, under an exchange agreement with us. Motient may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933 in connection with its distribution of our common stock pursuant to the exchange agreement.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “SKYT.” On September 19, 2006, the closing bid price of our common stock as reported on the OTC Bulletin Board was $15.90 per share.

An investment in our common stock involves significant risks. You should consider carefully the risk factors incorporated by reference into this information statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement/prospectus. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

The date of this information statement/prospectus is •.

You should rely only on information contained or incorporated by reference in this information statement/prospectus. SkyTerra Communications, Inc. has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Motient is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this information statement/prospectus is accurate as of the date on the front cover of this information statement/prospectus only. Our business, financial condition, results of operations and prospects may have subsequently changed.

SPECIAL NOTE REGARDING THE DISTRIBUTION BY MOTIENT

This information statement/prospectus includes information about the distribution by Motient of shares of our common stock to Motient’s common stockholders. Motient has provided us with the information contained herein relating to the distribution, including the timing and other terms of the distribution and certain United States federal income tax consequences of the distribution for the holders of Motient’s common stock. We are not affiliated with Motient. Although Motient has agreed with us to use its commercially reasonable efforts to take the steps necessary to effect the distribution, we do not control Motient and, therefore, we can give no assurance that the distribution by Motient of our common stock will occur in the manner described herein, or at all. SkyTerra Communications, Inc. expressly disclaims responsibility for any information contained herein relating to the distribution or the manner in which Motient will effect the distribution and the implications of such a distribution for holders of Motient securities, including, but not limited to, information relating to the distribution on the cover page of this information statement/prospectus and in the sections captioned “Summary—The Distribution,” “Summary—Questions and Answers About the Distribution” and “The Distribution” and the section captioned “United States Federal Income Tax Consequences.”

i

SUMMARY

This summary highlights information contained elsewhere in this document. You should read this entire document carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this document or incorporated by reference herein. Unless otherwise indicated or the context requires otherwise, the terms “SkyTerra,” the “Company,” “we,” “us” and “our” refer to SkyTerra Communications, Inc., together with its subsidiaries. “Apollo Stockholders” refers to, collectively, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC and ST/RRRR LLC. “MSV Joint Venture” refers to Mobile Satellite Ventures LP, a Delaware limited partnership. “MSV GP” refers to Mobile Satellite Ventures GP Inc., a Delaware corporation and the general partner of the MSV Joint Venture. “MSV Investors” refers to MSV Investors LLC, a Delaware limited liability company, owned 80% by us. “MSV Canada” refers to Mobile Satellite Ventures (Canada) Inc. “Canadian Joint Ventures” refers to MSV Canada and Mobile Satellite Ventures Holdings (Canada) Inc. “TerreStar” refers to TerreStar Networks, Inc. Motient refers to Motient Corporation.

Overview

Historically, we have operated our business through a group of complementary companies in the telecommunications industry. These companies include: (i) the MSV Joint Venture, a provider of mobile digital voice and data communications services via satellite in the United States and Canada; (ii) Hughes Network Systems, LLC, a leading developer, manufacturer, installer and provider of advanced satellite based networking solutions and services for businesses, governments and consumers worldwide; (iii) Electronic System Products, Inc., formerly a product development and engineering services firm which is currently focusing on maximizing the license revenues from its intellectual property portfolio and (iv) AfriHUB, LLC, an early stage company that provides a limited amount of satellite based Internet access and domestic and international calling services through exclusive partnerships with certain Nigerian based universities while it actively pursues opportunities to provide technical training in the Nigerian market. On February 21, 2006, we completed the distribution of all of the common stock of Hughes Communications, Inc. (Hughes), formerly a wholly-owned subsidiary, which held our interests in Hughes Network Systems, Electronic System Products and AfriHUB, among other things, to our security holders.

Through MSV Investors, our 80% owned subsidiary, we are an active participant in the MSV Joint Venture, a joint venture that also includes TMI Communications, Inc. (TMI), Motient and certain other investors. The MSV Joint Venture currently provides mobile digital voice and data communications services in the “L-band” via satellite in the United States and Canada, while pursuing plans to develop, build and operate a next generation integrated network complemented by an ancillary terrestrial component or “ATC.” MSV Investors owns approximately 20% of the limited partnership interests of the MSV Joint Venture on a fully diluted basis. In addition, MSV Investors owns approximately 15% of TerreStar on a fully diluted basis, which is also pursuing plans to develop, build and operate a next-generation satellite system complemented by an ATC in the 2 GHz band or “S-band”.

MSV Joint Venture

The MSV Joint Venture is developing an integrated satellite and terrestrial communications network to provide ubiquitous wireless broadband services, including Internet access and voice services, in the United States and Canada. Using an all-Internet protocol, open architecture, the MSV Joint Venture expects its network to provide significant advantages over existing wireless networks. Such potential advantages include higher data speeds, lower costs per bit and flexibility to support a range of custom Internet protocol applications and services. The MSV Joint Venture’s current business plan envisions a “carrier’s carrier” wholesale model whereby its strategic partners and other wholesale customers can use its network to provide differentiated broadband services to their subscribers. The MSV Joint Venture expects that its planned open network, in contrast to legacy networks currently operated by incumbent providers, will allow distribution and other strategic partners to have open network access to create a variety of custom applications and services for consumers.

The MSV Joint Venture expects its next generation integrated network to create the opportunity to use the MSV Joint Venture’s spectrum for a substantially broader business plan in the United States and Canada that permits terrestrial wireless deployments similar or superior to those of other third generation wireless operators. By deploying thousands of cell sites and two or more satellites to work jointly in a common continent-wide wireless network, the MSV Joint Venture has stated that it believes its approach will address its greatest business opportunity and maximize spectral efficiency.

The MSV Joint Venture currently offers a range of services using two geo-stationary satellites, or “GEOs” that support the delivery of data, voice, fax and dispatch radio services. The MSV Joint Venture is licensed by the United States and Canadian governments to operate in the L-band spectrum. The MSV Joint Venture currently has coordinated approximately 30 MHz of spectrum throughout the United States and Canada. Its United States and Canadian spectrum footprint covers a total population of nearly 330 million. In operating its next generation integrated network, the MSV Joint Venture plans to allocate the use of spectrum between satellite and terrestrial service. The MSV Joint Venture’s spectrum occupies a portion of the L-band and is positioned between the frequencies used today by terrestrial wireless providers in the United States and Canada. The MSV Joint Venture was the first MSS provider to receive a license to operate an ATC network from the Federal Communications Commission (FCC). These ATC licenses permit the use of its L-band satellite frequencies in the operation of an advanced, integrated network capable of providing broadband services on a fixed, portable and fully mobile basis.

The MSV Joint Venture operates today with approximately 200,000 units in service on its network and had approximately $29 million in revenue for the year ended December 31, 2005. The MSV Joint Venture provides switched and packet data service and sells bulk capacity to service provider partners through two nearly identical GEOs. Consistent with its strategy to deploy an integrated ATC network, in January 2006 the MSV Joint Venture entered into a contract with Boeing Satellite Systems, Inc. for the design and construction of its next generation satellites, which are expected to launch commencing in 2009. The MSV Joint Venture believes its next generation satellites are designed to be powerful enough to enable subscribers to use transparent wireless devices, which refers to the use of integrated satellite and terrestrial technology on standard wireless devices that are substantially similar to current PCS/cellular devices in terms of aesthetics, cost and functionality within terrestrial applications.

The MSV Joint Venture is also currently in the planning phase of its terrestrial network. The MSV Joint Venture currently expects to start the build-out of the terrestrial network in several markets in 2007 and complete additional market build-outs in the future until it achieves a top 50 market footprint in the United States and Canada. The MSV Joint Venture believes that since it will roll out construction of its terrestrial network to markets based on its success in development along the way, it can mitigate the risk associate with network deployment for the MSV Joint Venture’s potential strategic partners and investors. As the MSV Joint Venture reaches scale and sells services to additional wholesale partners, the MSV Joint Venture plans to extend its network footprint incrementally to offer portable and fully mobile services.

TerreStar Networks

TerreStar was established as a wholly owned subsidiary of the MSV Joint Venture in February 2002 to develop business opportunities related to the proposed receipt of certain licenses in the 2 GHz band, or “S-band.” TMI, one of our partners in the MSV Joint Venture and a stockholder of TerreStar, holds the approval issued by Industry Canada for a 2 GHz space station authorization and related spectrum licenses for the provision of MSS in the 2 GHz band, as well as an authorization from the FCC for the provision of MSS in the 2 GHz band. These authorizations are subject to FCC and Industry Canada milestones relating to construction, launch, and operational date of the system. In order to satisfy the milestone requirements included within the authorizations, TerreStar and TMI entered into an agreement in which TerreStar agreed to enter into a non-contingent satellite procurement contract for the construction and delivery to TMI of a satellite that is consistent with the Canadian and FCC authorizations. TMI plans to transfer the Canadian authorizations to an entity that is eligible to hold the Canadian authorizations and in which TerreStar and/or TMI will have an interest, subject to obtaining the necessary Canadian regulatory approvals. Further, TMI agreed that at TerreStar’s election, TMI will transfer the 2 GHz assets to the entity described above, subject to any necessary Canadian and United States regulatory approvals. In December 2002, TMI and TerreStar jointly applied to the FCC for authority to transfer TMI’s MSS authorizations to TerreStar. In May 2005, the MSV Joint Venture distributed the stock of TerreStar to its limited partners. As a result, MSV Investors owns 15% of TerreStar on a fully diluted basis.

MSV Exchange Transactions

On May 8, 2006, we announced that we had executed definitive agreements with certain other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors that, upon closing, would result in the consolidation of majority ownership and control of the MSV Joint Venture and MSV GP in us. At the initial closing, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, resulting in us owning 52% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP. Pursuant to the terms of these transactions, Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute pursuant to this information statement/prospectus 25,478,273 shares of our common stock that it receives to its common stockholders as soon as practicable following the initial closing. After the initial closing and prior to the distribution by Motient, these shares will be non-voting. On September 1, 2006, we agreed to allow Motient to distribute to TMI a portion of the shares of our non-voting common stock that it receives in the initial closing in the event that TMI exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and TMI have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with TMI. Any shares of our common stock received by TMI pursuant to such arrangement will remain non-voting. Motient will also have the right to exchange, for five years following the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Following these transactions, we will own approximately 70% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP.

We may acquire additional limited partnership interests of the MSV Joint Venture if we negotiate and enter into exchange transactions with TMI and/or the MSV Joint Venture option holders and certain other investors in the MSV Joint Venture. For a more detailed discussion, see “MSV Exchange Transactions.”

The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate the MSV Exchange Transactions. Motient has advised us that it intends to vigorously fight these claims and that it believes that these claims are without merit.

TerreStar Exchange Transactions

On May 8, 2006, Motient announced that it had executed agreements with affiliates of Columbia Capital and Spectrum Equity Investors pursuant to which Motient will issue 2.7 million shares of its common stock in exchange for 1.5 million shares of TerreStar common stock held by these parties, resulting in Motient owning 59% of TerreStar on a fully diluted basis. In connection with these transactions, MSV Investors will distribute the shares of TerreStar common stock that it currently holds to its members. Following the distribution, we will have the right, but not the obligation, to exchange our 4.2 million shares of TerreStar common stock for 7.5 million shares of Motient common stock for 15 days following closing of these transactions, which will occur concurrently with the MSV Exchange Transactions.

Rights Offering and Redemption of Preferred Stock

On May 6, 2006, we entered into a redemption agreement with the Apollo Stockholders pursuant to which we and the Apollo Stockholders agreed to the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption occurred through a rights offering that we completed on July 25, 2006 and in which we sold 6,661,150 shares of common stock for consideration of approximately $119.9 million. We distributed to each stockholder of record, as of the close of business on June 22, 2006, 0.38225 of a non-transferable right for each share of common stock then owned, subject to adjustment to eliminate fractional rights. Each full subscription right entitled the holder to purchase one additional share of common stock at a purchase price of $18.00 per share. Pursuant to the redemption agreement, the Apollo Stockholders agreed to purchase, at the $18.00 per share subscription price, such number of shares of our common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering so as to ensure the aggregate proceeds from the rights offering were sufficient to redeem the outstanding Series A Preferred Stock at an aggregate price equal to the $119.9 million aggregate liquidation preference of all outstanding shares of Series A Preferred Stock. Immediately following the consummation of the rights offering, we completed the redemption of all outstanding shares of the Series A Preferred Stock for the $18.0 million of cash proceeds received in the rights offering and the 5,662,542 shares of common stock which were not subscribed for by other shareholders in the rights offering. In accordance with the redemption agreement, the Apollo Stockholders received 2,434,311 shares of voting common stock and 3,228,231 shares of non-voting common stock such that, following the redemption of the Series A Preferred Stock, the Apollo Stockholders control the vote with respect to 29.9% of our outstanding voting common stock.

The Distribution

Distributing Company

Motient Corporation. Immediately after the distribution, Motient will own 3,573,214 shares of our voting common stock in the event that certain corporations owned by a wholly owned subsidiary of Motient and other partners in the MSV Joint Venture, referred to herein as the Blocker Corporations, distribute the shares of our common stock received by them in the MSV Exchange Transactions to their respective stockholders. Motient will also have the right to exchange, for five years following the initial closing of the MSV Exchange Transactions, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 additional shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021.

Common Stock to be Distributed	25,478,273 shares of our common stock, to holders of record of Motient common stock on •.

Distribution Ratio	• of one share of our common stock for every share of Motient common stock owned by Motient common stockholders of record on the record date.

Fractional Share Interests

Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those stockholders of record otherwise entitled to fractional interests. See “The Distribution—Manner of Effecting the Distribution.”

Record Date	•.

Distribution Date	•. The distribution agent will mail share certificates commencing on the distribution date or as soon as practicable thereafter.

Dividend Policy	We have no present intention to pay any dividends on our common stock.

United States Federal Income Tax Consequences of the Distribution	For a discussion of federal income tax consequences of the distribution, please see “United States Federal Income Tax Consequences.”

Distribution Agent	•

Transfer Agent and Registrar for our Common Stock	American Stock Transfer & Trust Company.

For additional information concerning the distribution, see “The Distribution,” beginning on page 26.

An investment in our common stock involves significant risks. See “Risk Factors” on page 9.

We were incorporated in Delaware in 1985. Our executive offices are located at 19 West 44th Street, Suite 507, New York, New York, 10036 and our telephone number is (212) 730-7540.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Q:	What is the distribution?

A:	Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute to its common stockholders 25,478,273 shares of our common stock that it receives from us in connection with the MSV Exchange Transactions. On September 1, 2006, we agreed to allow Motient to distribute to TMI a portion of the shares of our non-voting common stock that it receives in the initial closing in the event that TMI exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and TMI have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with TMI. Any shares of our common stock received by TMI pursuant to such arrangement will remain non-voting.

To effect the distribution, Motient will distribute to each of its stockholders • of one share of our common stock for each share of Motient common stock held as of the close of business on •, 2006. Immediately after the distribution, Motient’s common stockholders, since they will become our stockholders, will own approximately •% of our outstanding common stock.

Q:	What transactions will occur prior to the distribution?

A:	Prior to the distribution, the initial closing of the MSV Exchange Transactions will take place, at which time we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, resulting in us owning 52% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP.

Q:	What will I receive in the distribution?

A:	For every one share of Motient common stock that you hold at the close of business on •, the record date, you will receive • of one share of our common stock. For example, if you own 100 shares of Motient common stock, you will receive • shares of our common stock.

Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those holders of record otherwise entitled to fractional interests. See “The Distribution—Manner of Effecting the Distribution.”

Q:	What will happen to my existing Motient common stock as a result of the distribution?

A:	Immediately after the distribution, you will continue to own the Motient securities that you currently own.

Q:	What are the United States federal income tax consequences of the distribution to me?

A:	For a discussion of federal income tax consequences of the distribution, please see “United States Federal Income Tax Consequences.”

Q:	What do I have to do to participate in the distribution?

A:	Nothing, except own shares of Motient common stock on the record date. Following the distribution, each Motient common stockholder of record on the record date will receive a stock certificate for the whole number of shares of our common stock such holder received in the distribution.

Q:	When will the distribution occur?

A:	The distribution will be completed on or around •, the distribution date.

Q:	What will the relationship between SkyTerra and Motient be after the distribution?

A:	At the initial closing, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, resulting in Motient receiving 25,478,273 shares of our non-voting common stock. Pursuant to the terms of these transactions, Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute up to all of such shares of our common stock to its common stockholders as soon as practicable following the initial closing. The shares of non-voting common stock that Motient receives at the initial closing are exchangeable into voting common stock upon the distribution to its common stockholders. On September 1, 2006, we agreed to allow Motient to distribute to TMI a portion of the shares of our non-voting common stock that it receives in the initial closing in the event that TMI exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and TMI have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with TMI. Any shares of our common stock received by TMI pursuant to such arrangement will remain non-voting.

In the event that the Blocker Corporations distribute the shares of our common stock received by them in the MSV Exchange Transactions to their respective stockholders, Motient will receive 3,573,214 shares of our common stock. Motient has agreed that so long as any shares of our voting common stock that it receives via the distribution of shares by the Blocker Corporations are held by Motient, Motient shall cause all such shares held by Motient (or any subsidiary) to be voted at any meeting of our stockholders and in connection with any action by written consent, pro rata with all other votes cast at such meeting (or by written consent) by holders of our common stock. In addition, under the terms of the MSV Exchange Transactions, if Motient does not dispose of the shares of our common stock it receives from the Blocker Corporation within 60 days of such distribution by the Blocker Corporations, such shares of our common stock will automatically be exchanged for shares of our non-voting common stock.

After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be similarly exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

Q:	Who is the distribution agent for the distribution?

A:	The distribution agent is •. The address for delivery to the distribution agent is as follows:

By Mail or Overnight Courier:	By Hand :

Your delivery to an address or other than by the methods set forth above will not constitute valid delivery.

Q:	What should I do if I have other questions?

A:	If you have questions or need assistance, please contact • , the information agent, at: •.

Banks and brokerage firms please call •.

For a more complete description of the distribution, see “The Distribution” beginning on page 26.

RISK FACTORS

You should carefully consider the risk factors related to (i) the MSV Joint Venture’s next generation business plan, (ii) regulatory risks associated with the MSV Joint Venture and (iii) risks relating to our common stock included in our Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference herein. The risks and uncertainties described therein are not the only ones we and our principal business, the MSV Joint Venture, face. Additional risks and uncertainties not presently known to us may also impair our operations and business, and in particular the MSV Joint Venture. If neither we nor the MSV Joint Venture successfully address any of the risks described therein, there could be a material adverse effect on our financial condition, operating results and business, and the trading price of our common stock may decline. We can provide no assurance that either we or the MSV Joint Venture will successfully address these risks.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement/prospectus and the documents that are incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including statements regarding our capital needs, business strategy, expectations and intentions. We urge you to consider that statements that use the terms “believe,” “do not believe,” “anticipate,” “expect,” “plan,” “estimate,” “strive,” “intend” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and because our business is subject to numerous risks, uncertainties and risk factors, our actual results could differ materially from those anticipated in the forward-looking statements, including those set forth under “Item 1. Business” in our Annual Report on Form 10-K for the year ended December 31, 2005, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Current Report on Form 8-K filed with the SEC on May 25, 2006 and elsewhere in this information statement/prospectus and the documents that are incorporated by reference. Actual results will most likely differ from those reflected in these statements, and the differences could be substantial. We disclaim any obligation to update these statements, or disclose any difference between our actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

CAPITALIZATION

The following table sets forth our unaudited historical cash and cash equivalents and capitalization as of June 30, 2006 and our unaudited pro forma capitalization as of June 30, 2006, as adjusted to give effect to (i) the rights offering and redemption of the Series A Preferred Stock, (ii) the initial closing of the MSV Exchange Transactions and (iii) the distribution by Motient of our common stock to its common stockholders, in each case, as if they had occurred on June 30, 2006. The table should be read in conjunction with “Pro Forma Condensed Combined Financial Statements” included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes thereto included in the documents incorporated by reference herein.

	June 30, 2006
	Historical	Pro Forma
	(in thousands, except share data)
Cash and cash equivalents	$6,884	$373,736

Long term debt:
Senior secured discount notes, net	$—	$451,700

Minority interest in MSV Investors, LLC	7,428	—

Minority interest in Mobile Satellite Ventures LP	—	65,400

Series A redeemable convertible preferred stock, net of unamortized discount of $15,243 and nil, respectively	106,052	—

Stockholders’ (deficit) equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, 1,199,007 shares issued as Series A redeemable convertible preferred stock, historical; no shares issued, pro forma	—	—
Common stock, $0.01 par value, authorized 200,000,000 shares, 8,959,254 shares issued, historical; 64,207,048 shares issued, pro forma	90	642
Non-voting common stock, $0.01 par value, authorized 100,000,000 shares, 8,990,212 shares issued, historical; no shares issued, pro forma	90	—
Additional paid-in capital	—	325,340
Accumulated other comprehensive loss	(198)	(956)
Accumulated deficit	(68,044)	(102,125)

Total stockholders’ (deficit) equity	(68,062)	222,901

Total capitalization	$45,418	$740,001

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined statements of operations present our results of operations for the year ended December 31, 2005 and the six months ended June 30, 2006 assuming the following occurred on January 1, 2005: (i) the rights offering and redemption of the Series A Preferred Stock, (ii) the initial closing of the MSV Exchange Transactions and (iii) the distribution by Motient of our common stock to its common stockholders. The following unaudited pro forma condensed combined balance sheet presents our financial position assuming that the initial closing of the MSV Exchange Transactions and the distribution by Motient of our common stock to its common stockholders occurred on June 30, 2006.

The initial closing of the MSV Exchange Transactions will be accounted for as a reverse acquisition under the purchase method of accounting with the MSV Joint Venture being treated as the accounting acquirer. Accordingly, our reported financial position and results of operations after the initial closing of the MSV Exchange Transactions will reflect the historical consolidated financial position and consolidated results of operations of the MSV Joint Venture.

The pro forma condensed combined financial statements include allocations of the purchase price. These allocations are based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, available information and management assumptions. Such allocations will be revised as additional information becomes available. The final purchase price allocation is dependent on the valuations of the actual net tangible and intangible assets that exist on date of the initial closing of the MSV Exchange Transactions. Any adjustments to the fair value assigned to the assets and liabilities will result in a change to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and the related notes thereto and the consolidated financial statements of the MSV Joint Venture and the related notes thereto incorporated by reference in this document. The unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations or financial condition would actually have been had the initial closing of the MSV Exchange Transactions and the distribution by Motient of our common stock to its common stockholders in fact occurred as of such date or to project our results of operations for any future period or as of any future date.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2005
	MSV Historical	SkyTerra Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except share and per share data)
Revenues:
Services	$27,200	$—	$—		$27,200
Equipment sales	2,181	—	—		2,181

Total revenues	29,381	—	—		29,381

Operating costs and expenses:
Satellite operations and cost of services	14,264	—	—		14,264
Next generation expenditures	18,516	—	—		18,516
Sales and marketing	4,093	—	—		4,093
General and administrative	15,552	2,230	—		17,782
Depreciation and amortization	16,109	—	—		16,109

Total operating costs and expenses	68,534	2,230	—		70,764

Operating loss	(39,153)	(2,230)	—		(41,383)
Interest income	3,490	—	—		3,490
Interest expense	(145)	—	—		(145)
Equity in loss of Mobile Satellite Ventures LP	—	(9,469)	9,469	(2)	—
Management fee from TerreStar Networks, Inc.	3,621	—	—		3,621
Other income, net	61	—	—		61
Minority interest in MSV Investors, LLC	—	1,925	(1,925	)(3)	—
Minority interest in Mobile Satellite Ventures LP	—	—	13,258	(4)	13,258

Loss from continuing operations before income taxes	(32,126)	(9,774)	20,802		(21,098)
Income tax benefit	—	2,486	—		2,486

Loss from continuing operations before cumulative effect of change in accounting principle	(32,126)	(7,288)	20,802		(18,612)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	—	(9,969)	9,969	(5)	—

Loss from continuing operations attributable to common stockholders before cumulative effect of change in accounting principle	$(32,126)	$(17,257)	$30,771		$(18,612)

Basic and diluted loss from continuing operations before cumulative effect of change in accounting principle per common share	$(0.81)	$(0.98)			$(0.29)

Basic and diluted weighted average common shares outstanding(1)	39,596,432	17,614,474	6,661,150	(6)	63,872,056

(1)	At the initial closing of the MSV Exchange Transactions, we will issue 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties. As the MSV Joint Venture is being treated as the accounting acquirer, such shares of our common stock have been reflected as outstanding for purposes of computing pro forma basic and diluted loss from continuing operations before cumulative effect of change in accounting principle per common share.

After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.

(2)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the equity in loss of the MSV Joint Venture relating to our proportionate share of the net loss of the MSV Joint Venture.

(3)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the proportionate share of the net loss of the MSV Investors that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.

(4)	Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the proportionate share of the net loss of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.

(5)	On July 25, 2006, we completed the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption was a condition to the initial closing of the MSV Exchange Transactions. The adjustment reflects elimination of the dividends and accretion related to the Series A Preferred Stock.

(6)	Adjustment reflects the issuance of 6,661,150 shares of common stock in the rights offering.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Six Months Ended June 30, 2006
	MSV Historical	SkyTerra Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except share and per share data)
Revenues:
Services	$13,238	$—	$—		$13,238
Equipment sales	4,260	—	—		4,260

Total revenues	17,498	—	—		17,498

Operating costs and expenses:
Satellite operations and cost of services	10,794	—	—		10,794
Next generation expenditures	10,740	—	—		10,740
Sales and marketing	1,428	—	—		1,428
General and administrative	9,844	3,514	—		13,358
Depreciation and amortization	7,184	—	—		7,184

Total operating costs and expenses	39,990	3,514	—		43,504

Operating loss	(22,492)	(3,514)	—		(26,006)
Interest income	7,614	224	—		7,838
Interest expense	(15,282)	—	—		(15,282)
Equity in loss of Mobile Satellite Ventures LP	—	(6,629)	6,629	(2)	—
Management fee from TerreStar Networks, Inc.	1,060	—	—		1,060
Other income, net	314	206	—		520
Minority interest in MSV Investors, LLC	—	1,317	(1,317	)(3)	—
Minority interest in Mobile Satellite Ventures LP	—	—	11,880	(4)	11,880

Loss from continuing operations before income taxes	(28,786)	(8,396)	17,192		(19,990)
Income tax benefit	—	—	—		—

Loss from continuing operations	(28,786)	(8,396)	17,192		(19,990)
Cumulative dividends and accretion of convertible preferred stock to liquidation value	—	(15,740)	15,740	(5)	—

Loss from continuing operations attributable to common stockholders	$(28,786)	$(24,136)	$32,932		$(19,990)

Basic and diluted loss from continuing operations per common share	$(0.73)	$(1.35)			$(0.31)

Basic and diluted weighted average common shares outstanding(1)	39,596,432	17,852,722	6,661,150	(6)	64,110,304

(1)	At the initial closing of the MSV Exchange Transactions, we will issue 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties. As the MSV Joint Venture is being treated as the accounting acquirer, such shares of our common stock have been reflected as outstanding for purposes of computing pro forma basic and diluted loss from continuing operations per common share.

After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. These future transactions are not reflected in the pro forma condensed combined financial statements.

(2)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the equity in loss of the MSV Joint Venture relating to our proportionate share of the net loss of the MSV Joint Venture.

(3)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the proportionate share of the net loss of the MSV Investors that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.

(4)	Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the proportionate share of the net loss of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.

(5)	On July 25, 2006, we completed the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption was a condition to the initial closing of the MSV Exchange Transactions. The adjustment reflects elimination of the dividends and accretion related to the Series A Preferred Stock.

(6)	Adjustment reflects the issuance of 6,661,150 shares of common stock in the rights offering.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	June 30, 2006
	MSV Historical	SkyTerra Historical	Pro Forma Adjustments		Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$372,200	$6,884	$(5,348	)(1)	$373,736
Short-term investments	134,782	—	—		134,782
Accounts receivable, net	5,968	—	—		5,968
Inventories	1,663	—	—		1,663
Prepaid expenses and other current assets	1,286	2,957	—		4,243

Total current assets	515,899	9,841	(5,348)		520,392
Restricted cash	2,350	—	—		2,350
Property and equipment, net	8,733	—	—		8,733
Investment in Mobile Satellite Ventures LP	—	37,499	(37,499	)(2)	—
Investment in TerreStar Networks, Inc.	—	—	127,261	(3)	127,261
Intangible assets, net	57,346	—	—		57,346
Goodwill	17,498	—	—		17,498
Other assets	43,366	—	—		43,366

Total assets	$645,192	$47,340	$84,414		$776,946

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$6,058	$1,922	$—		$7,980
Deferred revenue, current portion	4,918	—	—		4,918
Other current liabilities	354	—	—		354

Total current liabilities	11,330	1,922	—		13,252
Senior secured discount notes, net	451,700	—	—		451,700
Deferred revenue, net of current portion	23,343	—	—		23,343
Other liabilities	350	—	—		350

Total liabilities	486,723	1,922	—		488,645

Minority interest	—	7,428	(7,428	)(4)	65,400
			65,400	(5)

Series A Preferred Stock	—	106,052	(106,052	)(6)	—

Stockholders’ (deficit) equity:
Common stock	—	180	246	(3)	642
			396	(7)
			(180	)(8)
Limited partners’ equity	333,986	—	(137,836	)(5)	—
			(196,150	)(7)
Additional paid in capital	—	—	423,787	(3)	325,340
			(294,201	)(3)
			195,754	(7)
Accumulated other comprehensive loss	(1,628)	(198)	672	(5)	(956)
			198	(8)
Accumulated deficit	(173,889)	(68,044)	71,764	(5)	(102,125)
			68,044	(8)

Total stockholders’ equity (deficit)	158,469	(68,062)	132,494		222,901

Total liabilities and stockholders’ equity (deficit)	$645,192	$47,340	$84,414		$776,946

(1)	Pursuant to the separation agreement between Hughes and us, we retained $12.5 million of cash and cash equivalents. Upon a change of control involving the consolidation of the ownership of the MSV Joint Venture, which would include a transaction such as the initial closing of the MSV Exchange Transactions, the remaining balance of the $12.5 million of cash and cash equivalents at such time, if any, will be transferred to Hughes. The adjustment reflects the distribution of $5.3 million of cash and cash equivalents held by us as of June 30, 2006 to Hughes pursuant to the separation agreement.

(2)	Prior to the initial closing of the MSV Exchange Transactions, we account for our interest in the MSV Joint Venture under the equity method. The adjustment reflects the elimination of the carrying value of our investment in the MSV Joint Venture.

(3)	We will account for the initial closing of the MSV Exchange Transactions as a reverse acquisition under the purchase method of accounting with the MSV Joint Venture being treated as the accounting acquirer. Our preliminary estimate of the purchase price is $424.0 million, which consists of (i) the $409.3 million fair value attributed to the 24,610,616 shares of our common stock expected to be outstanding as of the initial closing, (ii) the $7.8 million fair value attributed to outstanding options to purchase shares of our common stock expected to be exercisable as of the initial closing and (iii) the $6.9 million fair value attributed to our Series 1-A and Series 2-A warrants. The fair value of the outstanding common stock was calculated based on the average closing price of our common stock for a range of trading days around and including the May 8, 2006 announcement date of the MSV Exchange Transactions. The fair value of the outstanding stock options was calculated using the Black-Scholes option pricing model and the following assumptions: a risk-free interest rate of 5.1%, an expected term of less than one year, volatility of approximately 37% and an annual dividend yield of 0%. The fair value of the Series 1-A and Series 2-A warrants was calculated using the Black-Scholes option pricing model and the following assumptions: a risk-free interest rate of 4.8%, an expected term of seven years, volatility of approximately 50% and an annual dividend yield of 0%.

The $424.0 million total estimated purchase price has been allocated to the acquired assets and liabilities based on their relative estimated fair value, net of the allocation of the excess of fair value of the acquired net assets over purchase price. The final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed. The following table presents the preliminary allocation:

June 30, 2006
(in thousands)
Current assets	$4,493
Investment in Mobile Satellite Ventures LP (a)	294,201
Investment in TerreStar Networks, Inc.	127,261

Total assets acquired	425,955
Current liabilities	(1,922)

Purchase price	$424,033

(a)	As the MSV Joint Venture is treated as the accounting acquirer, the limited partnership units held by us prior to the initial closing of the MSV Exchange Transactions are deemed to be reacquired in a treasury stock transaction. Accordingly, the value allocated to such limited partnership interests is recorded as a reduction of stockholders’ equity.

(4)	At the initial closing, we will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for shares of our common stock. The adjustment reflects elimination of the minority interest that is attributable to the group of unaffiliated third parties who own the minority interest in MSV Investors.

(5)

Following the initial closing, we will own approximately 59% of the outstanding limited partnership interests of the MSV Joint Venture. The adjustment reflects the reclassification of the proportionate share of the historical carrying amounts of the components of limited partners’ equity of the MSV Joint Venture that is attributable to the minority interest that holds the remaining 41% of the outstanding limited partnership interests of the MSV Joint Venture.

After	the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests be exchanged for shares of our common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Upon such exchange, the minority interest in the MSV Joint Venture would be reduced to approximately 22% of the MSV Joint Venture limited partner interests. These future transactions are not reflected in the pro forma condensed combined financial statements.

(6)	On July 25, 2006, we completed the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption was a condition to the initial closing of the MSV Exchange Transactions. The adjustment reflects elimination of the Series A Preferred Stock.

(7)	Adjustment reflects the reclassification of the proportionate share of the historical carrying amount of the limited partners’ equity of the MSV Joint Venture to reflect the 39,596,432 shares of our common stock issued at the initial closing of the MSV Exchange Transactions.

(8)	Adjustment reflects the elimination of our historical common stock, accumulated other comprehensive loss and accumulated deficit.

MSV EXCHANGE TRANSACTIONS

The following description is only a summary of the material provisions of the exchange agreements between us, Motient and other partners in the MSV Joint Venture. It does not purport to be complete and we urge you to read the exchange agreements because the exchange agreements, not this description, define your rights as holders of our common stock. You may request a copy of these agreements by written request at our address set forth under the heading “Where You Can Find More Information.”

MSV Exchange Transactions

On May 8, 2006, we announced that we had executed definitive agreements with certain other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors that, upon closing, would result in the consolidation of ownership and control of the MSV Joint Venture and MSV GP in us. At the initial closing, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock MSV GP currently held by these parties, resulting in our owning 52% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP. Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute to its common stockholders 25,478,273 shares of our common stock as soon as practicable following the initial closing. On September 1, 2006, we agreed to allow Motient to distribute to TMI a portion of the shares of our non-voting common stock that it receives in the initial closing in the event that TMI exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and TMI have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with TMI. Any shares of our common stock received by TMI pursuant to such arrangement will remain non-voting. After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. Following the consummation of all these transactions, we will own approximately 70% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP.

The basic terms of the transaction include, among other things, the following:

•	At the initial closing, Motient will immediately exchange 61% of its interest in the MSV Joint Venture (representing 26% of the MSV Joint Venture on a fully diluted basis) for (i) 25,478,273 shares of our non-voting common stock, of which Motient intends to exchange for shares of our voting common stock to be distributed to Motient’s common stockholders in the distribution (subject to any reduction in shares resulting from an agreement between Motient and TMI whereby a portion of such shares of non-voting common stock will be distributed to TMI) and (ii) 3,573,214 shares of our voting common stock, assuming the distribution by the Blocker Corporations of the shares of our common stock received by them in the MSV Exchange Transactions to their respective stockholders.

•

The remaining 39% of Motient’s interest in the MSV Joint Venture (representing 17% of the MSV Joint Venture on a fully diluted basis) will be retained by Motient, and Motient will have the right to exchange these MSV Joint Venture interests at the same exchange ratio (i.e., for a total 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting stock upon the disposition of any such shares) for five years. If Motient has not exchanged its remaining MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

•	At the initial closing, we will acquire control of all of Motient’s shares of MSV GP, including those relating to the MSV Joint Venture interests retained by Motient for future exchange.

•	Certain other MSV Joint Venture limited partners have also agreed to exchange their MSV Joint Venture interests (representing 6% of the MSV Joint Venture) for 6,419,762 shares of our common stock, reflecting the same exchange ratio as for the Motient exchange.

•	We will acquire from the holders of the 20% minority interest in MSV Investors their stake in MSV Investors in exchange for 4,125,183 shares of our common stock. Immediately prior to that acquisition, MSV Investors will distribute to its members, their pro rata portions of its interests in TerreStar.

In connection with the MSV Exchange Transactions, we have also entered into a series of registration rights agreements with the various parties pursuant to which the shares received in the various transactions will be registered with the SEC, including the registration statement of which this information statement/prospectus forms a part and a registration statement registering the resale of the shares of our common stock delivered in private placements to the Blocker Corporations and minority shareholders in MSV Investors. Closing of the MSV Exchange Transactions are subject to FCC approval and customary closing conditions. Accordingly, there can be no assurances that these transactions will close on the terms outlined here, if at all.

The Company understands that a group of related stockholders of Motient have recently filed a lawsuit in the District Court of Travis County, Texas, seeking to enjoin the MSV Exchange Transactions and to rescind the exchange agreement between us and Motient on grounds alleging, among other things, that Motient’s entry into the exchange agreement and Motient’s consummation of the MSV Exchange Transactions violate the Investment Company Act of 1940. The resolution of any of these claims in favor of this group of stockholders of Motient could negatively affect our ability to consummate the MSV Exchange Transactions. Motient has advised us that it intends to vigorously fight these claims and that it believes that these claims are without merit.

We may also acquire additional limited partnership interests of the MSV Joint Venture if we negotiate and enter into exchange transactions with TMI and/or the MSV Joint Venture option holders and certain other investors in the MSV Joint Venture, although no assurances can be given in this regard.

Set forth below is a series of diagrams reflecting the MSV Exchange Transactions and the post-closing structure of the Company and the MSV Joint Venture, assuming the consummation of the MSV Exchange Transactions:

TerreStar Exchange Transaction

On May 8, 2006, Motient announced that it had executed agreements with certain other partners in the MSV Joint Venture pursuant to which Motient will issue 2.7 million shares of its common stock in exchange for 1.5 million shares of TerreStar common stock held by these parties, resulting in Motient owning 59% of TerreStar on a fully diluted basis. In connection with these transactions, MSV Investors will distribute the shares of TerreStar common stock that it currently holds to its members. Following the distribution, we will have the right, but not the obligation, to exchange the 4.2 million shares of TerreStar common stock we will then own for 7.5 million shares of Motient common stock for 15 days following closing of these transactions, which will occur concurrently with the MSV Exchange Transaction. In addition, the TerreStar stockholders agreement will be modified to limit the protections afforded to the minority stockholders in TerreStar to certain tag along rights.

TerreStar Amendments

On May 6, 2006, MSV Investors, Motient, certain other partners in the MSV Joint Venture and a sufficient number of TerreStar stockholders entered into Amendment No. 2 to the TerreStar Networks Inc. Stockholders’ Agreement, which amended, effective immediately, certain provisions of the existing TerreStar Networks Inc. Stockholders’ Agreement relating to the issuance of additional securities by TerreStar and the “tag along” rights among TerreStar stockholders.

In addition, on May 6, 2006, the same parties entered into an Amended and Restated TerreStar Networks Inc. Stockholders’ Agreement, to be effective immediately prior to the initial closing of the MSV Exchange Transactions, which will amend and restate the TerreStar Stockholders’ Agreement, as amended, to revise and delete certain provisions of the existing agreement among TerreStar stockholders.

MSV GP Amendments

On May 6, 2006, MSV Investors, Motient, certain other partners in the MSV Joint Venture and a sufficient number of stockholders of MSV GP entered into Amendment No. 3 to the Mobile Satellite Ventures GP Inc. Stockholders’ Agreement, which amended, effective immediately, certain provisions in the existing Stockholders’ Agreement of MSV GP relating to the “tag along rights” and “right of first refusal” among such stockholders.

Rights Offering and Redemption of Preferred Stock

On May 6, 2006, we entered into a redemption agreement with the Apollo Stockholders pursuant to which we and the Apollo Stockholders agreed to the redemption of all outstanding shares of our Series A Preferred Stock. Such redemption occurred through a rights offering that we completed on July 25, 2006 and in which we sold 6,661,150 shares of common stock for consideration of approximately $119.9 million. We distributed to each stockholder of record, as of the close of business on June 22, 2006, 0.38225 of a non-transferable right for each share of common stock then owned, subject to adjustment to eliminate fractional rights. Each full subscription right entitled the holder to purchase one additional share of common stock at a purchase price of $18.00 per share. Pursuant to the redemption agreement, the Apollo Stockholders agreed to purchase, at the $18.00 per share subscription price, such number of shares of our common stock equal to the number of shares of common stock not subscribed for by other stockholders in the rights offering so as to ensure the aggregate proceeds from the rights offering were sufficient to redeem the outstanding Series A Preferred Stock at an aggregate price equal to the $119.9 million aggregate liquidation preference of all outstanding shares of Series A Preferred Stock. Immediately following the consummation of the rights offering, we completed the redemption of all outstanding shares of the Series A Preferred Stock for the $18.0 million of cash proceeds received in the rights offering and the 5,662,542 shares of common stock which were not subscribed for by other shareholders in the rights offering. In accordance with the redemption agreement, the Apollo Stockholders received 2,434,311 shares of voting common stock and 3,228,231 shares of non-voting common stock such that, following the redemption of the Series A Preferred Stock, the Apollo Stockholders control the vote with respect to 29.9% of our outstanding voting common stock.

THE DISTRIBUTION

Distribution Structure and Distribution Ratio

Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute to its common stockholders 25,478,273 of the shares of our common stock promptly following the initial closing of the MSV Exchange Transactions. On September 1, 2006, we agreed to allow Motient to distribute to TMI a portion of the shares of our non-voting common stock that it receives in the initial closing in the event that TMI exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and TMI have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with TMI. Any shares of our common stock received by TMI pursuant to such arrangement will remain non-voting.

To effect the distribution, Motient will distribute to each of its common stockholders • of one share of our common stock for each share of Motient common stock held as of the close of business on •, 2006. Immediately after the distribution, Motient’s common stockholders, since they will become our stockholders, will own approximately •% of our outstanding common stock. It is a closing condition to Motient’s obligation to consummate the initial closing under the MSV Exchange Transactions that a designee of Motient, acceptable to us in our sole and absolute discretion, be appointed to our board of directors. • has been so appointed.

For every one share of Motient common stock that you hold at the close of business on •, the record date, you will receive • of one share of our common stock. For example, if you own 100 shares of Motient common stock, you will receive • shares of our common stock. Immediately after the distribution, you will own shares of our common stock as well as continue to own Motient securities. Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those stockholders of record otherwise entitled to fractional interests. See “Manner of Effecting the Distribution” below.

To permit Motient to distribute the shares of our common stock into which the shares of our non-voting common stock issued to it under the exchange agreement are exchangeable, we agreed to register the distribution of those shares and to maintain that registration until such time as Motient completes the distribution of our common stock to its common stockholders. We have agreed to pay the registration fee and our expenses incurred in connection with the registration statement.

We and Motient have agreed to indemnify each other against certain liabilities, including under the Securities Act of 1933, or to contribute to payments that may be required in respect of those liabilities.

Motient has stated that does not intend engage in transactions that stabilize the market price of our common stock in connection with the MSV Exchange Transactions.

Distribution Agent

The distribution agent is •.

Manner of Effecting the Distribution

The distribution will be made, at no charge, on •, the distribution date, to each holder of Motient’s common stock who is a record holder on •, the record date. Prior to the distribution date, Motient will deliver up to 25,478,273 of the shares of our non-voting common stock that it received at the initial closing of the MSV Exchange Transactions to us and we will exchange such shares of non-voting common stock for shares of our common stock which we will deliver to the distribution agent for distribution. The distribution agent will mail, beginning on or about the distribution date, certificates representing such shares to Motient common stockholders holders of record on the record date. Each Motient common stockholder will receive • of one share of our common stock for every share of Motient common stock owned by it of record on the record date, subject to the treatment of fractional shares described below.

Motient common stockholders will not be required to pay for the shares of our common stock received in the distribution, or to surrender or exchange Motient securities in order to receive our common stock. No vote of Motient stockholders is required or sought in connection with the distribution, and Motient stockholders have no appraisal rights in connection with the distribution.

No certificates or scrip representing fractional shares will be issued to Motient common stockholders as part of the distribution. In lieu of receiving fractional shares of our common stock, each record holder of Motient common stock who would otherwise be entitled to receive a fractional interest in our common stock will receive cash. The distribution agent will, as soon as practicable after the distribution date, aggregate and sell all such fractional interests in the over-the-counter market at then-prevailing market prices and distribute the aggregate proceeds (net of brokerage fees) ratably to Motient common stockholders of record otherwise entitled to fractional interests.

IN ORDER TO BE ENTITLED TO RECEIVE OUR COMMON STOCK IN THE DISTRIBUTION, MOTIENT COMMON STOCKHOLDERS MUST BE HOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON THE RECORD DATE, •.

Results of the Distribution

At the initial closing, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, resulting in Motient receiving 25,478,273 shares of our non-voting common stock. Pursuant to the terms of these transactions, Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute such shares of the SkyTerra common stock to its common stockholders as soon as practicable following the initial closing. The shares of our non-voting common stock that it receives in the initial closing are exchangeable into voting common stock upon the distribution to its common stockholders.

In the event that the Blocker Corporations distribute the shares of our common stock received by them in the MSV Exchange Transactions to their respective stockholders, Motient will receive 3,573,214 shares of our common stock. Motient has agreed that so long as any shares of our voting common stock that it receives via the distribution of shares by the Blocker Corporations are held by Motient, Motient shall cause all such shares held by Motient (or any subsidiary) to be voted at any meeting of our stockholders and in connection with any action by written consent, pro rata with all other votes cast at such meeting (or by written consent) by holders of our common stock. In addition, under the terms of the MSV Exchange Transactions, if Motient does not dispose of the shares of our common stock it receives from the Blocker Corporation within 60 days of such distribution by the Blocker Corporations, such shares of our common stock will automatically be exchanged for shares of our non-voting common stock.

After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be similarly exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

Trading of Our Common Stock

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

SkyTerra has been advised by Motient that the following discussion is a summary of certain United States federal income tax consequences to holders of Motient common stock of their receipt of our common stock in connection with the MSV Exchange Transactions. This discussion assumes that the Motient stockholders hold their Motient stock as a capital asset for federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including, without limitation, holders who are dealers in securities or foreign currency, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, holders who hold Motient stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired Motient stock pursuant to the exercise of compensatory stock options or otherwise as compensation. The following summary does not address the tax consequences of the distribution of our shares to Motient stockholders under foreign, state, or local tax laws. Neither we nor Motient has sought, nor will seek, a ruling from the IRS regarding the federal income tax consequences of the distribution by Motient to its stockholders of shares of our common stock. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT OF THE DISTRIBUTION.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of Motient stock that is one of the following:

•	an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or meets the “substantial presence” test under section 7701(b)(3) of the Code;

•	a corporation (or an entity that is treated as a corporation for federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to federal income tax without regard to its source; or

•	a trust, if the administration of the trust is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has made a valid election to be treated as a U.S. person pursuant to applicable Treasury regulations.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Motient stock other than a U.S. holder or a partnership. In the case of a partnership (or any other type of entity that is treated as a partnership for federal income tax purposes) that is a beneficial owner of Motient stock, the status of a holder as a U.S. holder or a non-U.S. holder is determined at the partner level. In such case, the tax treatment of the distribution of our common stock depends upon the activities of the partnership and the status of its partners, including whether each of those partners properly certifies its status as a U.S. holder or a non-U.S. holder and, for non-U.S. holders, whether the holder is entitled to the benefits of an applicable tax treaty.

Tax Consequences of the Distribution

The distribution by Motient of our common stock in connection with the MSV Exchange Transactions will be a taxable distribution to Motient stockholders. The amount of the distribution will be equal to the fair market value of our common stock on the date of the distribution. The distribution will constitute a dividend to the extent of Motient’s current or accumulated “earnings and profits” as determined for federal income tax purposes. The treatment of the distribution as a dividend may result in tax liability to a Motient stockholder. However, neither we nor Motient intends to distribute any cash to Motient stockholders to enable them to pay any such tax liability resulting from the distribution. Motient is not able to predict with certainty either the timing of the distribution or the amount of its current or accumulated earnings and profits that will be allocable to the distribution. However, Motient expects that a substantial portion of the distribution will be made from Motient’s current earnings and profits if the initial closing of the MSV Exchange Transactions and the distribution of our common stock occur within the same taxable year or if a subsequent closing of a significant portion of the MSV Exchange Transactions and the distribution of our common stock occur within the same taxable year. Motient expects that none or a much lesser part of the distribution will be from Motient’s current or accumulated earnings and profits if the distribution occurs in a taxable year that is after the initial closing of the MSV Exchange Transactions (provided there is no subsequent closing of a significant portion of the MSV Exchange Transactions during such year), unless the fair market value of our common stock increases substantially between the closing of the MSV Exchange Transactions and the date of the distribution.

To the extent the distribution exceeds Motient’s current and accumulated earnings and profits, it will be treated as a tax-free return of capital to the extent of the stockholder’s tax basis in the Motient stock with respect to which the distribution is made, and thereafter, as gain from the sale or exchange of the Motient stock. The gain will be long-term capital gain if the holding period in such Motient stock at the time of the distribution is more than one year.

A Motient stockholder will have a tax basis in our common stock received pursuant to the distribution equal to the fair market value of such common stock on the date of the distribution. The stockholder’s holding period for our common stock received pursuant to the distribution will begin on the date of the distribution.

Tax Consequences to U.S. Holders

To the extent the distribution is made from Motient’s current or accumulated earnings and profits and is thus treated as a dividend for federal income tax purposes, a U.S. holder that is an individual, estate, or trust generally will be subject to federal income tax on the dividend amount at preferential tax rates, with a maximum tax rate of 15%, provided certain conditions are satisfied, including a minimum holding period requirement. To the extent the amount treated as a dividend by a U.S. holder qualifies for preferential tax rates and constitutes an “extraordinary dividend” (as defined in section 1059 of the Code), the U.S. holder will be required to treat any subsequent loss on the sale of the Motient stock with respect to which the dividend was paid as a long-term capital loss.

A corporate U.S. holder may be eligible for a partial dividends received deduction, subject to certain conditions and requirements, including a minimum holding period requirement. A corporate U.S. holder that receives an “extraordinary dividend” within the meaning of section 1059 of the Code is required to (i) reduce its tax basis in the stock with respect to which the dividend was paid (but not below zero) by the portion of the dividend that was not taxed because of the dividends received deduction and (ii) treat the non-taxed portion of the dividend as gain from the sale or exchange of such stock for the taxable year in which the dividend is received to the extent that the non-taxed portion of the dividend exceeds the corporate U.S. holder’s tax basis in the stock.

In the case of both individual and corporate U.S. holders, the term extraordinary dividend means dividends with respect to a share of common stock that are equal to or greater than 10% of the tax basis (or fair market value if established to the satisfaction of the IRS) of the share. Whether a U.S. holder receives an extraordinary dividend is generally determined by aggregating dividends that have an ex-dividend date within a period of 85 consecutive days. In addition, dividends are aggregated over a period of 365 consecutive days if the dividends exceed 20% of the tax basis (or fair market value if established to the satisfaction of the IRS) of the share with respect to which the dividends were distributed. Accordingly, in determining whether the distribution by Motient of our common stock constitutes an extraordinary dividend, the distribution will be aggregated with other distributions made by Motient if the distributions occur within a period of 85 consecutive days, or if the distributions together exceed 20% of the tax basis (or fair market value) of the Motient common stock with respect to which the distributions are made for a particular U.S. holder, within a period of 365 consecutive days.

Tax Consequences to Non-U.S. Holders

To the extent the distribution constitutes a dividend for federal income tax purposes, a non-U.S. holder will be subject to U.S. withholding tax on the dividend amount at a withholding tax rate of 30%, or such lower rate as is prescribed by an applicable income tax treaty, unless the dividend is effectively connected with a trade or business carried on by the non-U.S. holder in the U.S. If the distribution is subject to withholding, Motient will withhold a sufficient portion of our common stock from the distribution and sell such common stock to satisfy its withholding obligation (i.e., either 30% of the fair market value of the dividend amount, or such lower rate as is prescribed by an applicable income tax treaty). If the proceeds of such sale of our common stock exceed the amount required to be withheld, Motient shall distribute the excess to the holder in cash. Under applicable Treasury regulations, a non-U.S. holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN or a successor form, in order to claim a reduced rate of withholding under an applicable income tax treaty. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the owners of the partnership or other pass-through entity (including partners or owners through multiple layers of partnerships or other pass-through entities). The partnership or other pass-through entity must obtain the required certifications from its partners or other owners and deliver them to Motient or Motient’s paying agent together with the partnership’s certification of its status on IRS Form W-8IMY or a successor form.

Motient must report annually to the IRS any dividends paid to non-U.S. holders as well as the amount of tax withheld with respect to such dividends. Copies of these reports may be made available to tax authorities of the country where the non-U.S. holder resides.

Dividends that are effectively connected with a U.S. trade or business (and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder) generally will not be subject to the 30% withholding tax if the non-U.S. holder provides the required certification on IRS Form W-8ECI or a successor form. Instead, the effectively connected dividends will be subject to federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the U.S. Furthermore, if the non-U.S. holder is a corporation, its “dividend equivalent amount” (as defined in Section 884 of the Code) generally would be subject to “branch profits tax.” The branch profits tax rate is 30%, or such lower rate as is available under an applicable income tax treaty.

To the extent the distribution exceeds Motient’s current and accumulated earnings and profits, it will be treated as a tax-free return of capital to the extent of a non-U.S. holder’s tax basis in the Motient stock with respect to which the distribution is made, and thereafter, as gain from the sale or exchange of the Motient stock. In general, a non-U.S. holder will not be subject to federal income tax on gain from the sale or exchange of the Motient stock unless:

•	the gain is effectively connected with a U.S. trade or business carried on by the non-U.S. holder (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to tax on the net gain from the sale at regular graduated federal income tax rates and, if the non-U.S. holder is a corporation, may be subject to branch profits tax;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the gain from the sale, which may be offset by U.S. source capital losses; or

•	Motient is or has been a “U.S. real property holding corporation” for federal income tax purposes during specified periods, in which case the non-U.S. holder will be subject to tax on the net gain from the sale at regular graduated federal income tax rates. Motient does not believe it is or has been a U.S. real property holding corporation during the specified periods.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require certain payments to be reported to the IRS. Among these payments are dividends and proceeds paid by a broker to its customer. The required information returns enable the IRS to determine whether the recipient has properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules that require payors of these specified payments to withhold tax from these payments if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, by furnishing an incorrect identification number, or by repeatedly failing to report interest or dividends on his income tax returns. The backup withholding tax rate is currently 28%. These information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

In general, U.S. holders (other than corporations or other exempt holders) will be subject to these information reporting requirements with respect to the distribution of our common stock. In addition, a U.S. holder generally will be subject to backup withholding if the holder (i) fails to provide an accurate taxpayer identification number to the payor; (ii) has been notified by the IRS of a failure to report all interest or dividends required to be reported on its federal income tax returns; or (iii) in certain circumstances, fails to comply with applicable certification requirements.

If the distribution of our common stock is subject to backup withholding, Motient will withhold a sufficient portion of our common stock from the distribution and sell such common stock to satisfy its withholding obligation. If the proceeds of such sale of our common stock exceed the amount required to be withheld, Motient shall distribute the excess to the holder in cash.

Payments to non-U.S. holders generally will not be subject to backup withholding provided the non-U.S. holder certifies its nonresident status.

Backup withholding is not an additional tax. The amount of tax withheld is applied as a credit against the federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of federal income tax, a refund may be obtained, provided the required documents are timely filed with the IRS.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York in connection with the MSV Exchange Transactions.

EXPERTS

The combined financial statements of SkyTerra Communications, Inc. at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the consolidated financial statements of Mobile Satellite Ventures LP at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, incorporated by reference in this information statement/prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm as set forth in their reports thereon also incorporated by reference. Such combined and consolidated financial statements have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this document is a part, on Form S-3 with the SEC relating to the shares of common stock that Motient Corporation is distributing at no charge to holders of its common stock. This document does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References herein to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we may file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Robert C. Lewis

Senior Vice President,

General Counsel and Secretary

19 West 44th Street, Suite 507

New York, New York 10036

(212) 730-7540

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This information statement/prospectus incorporates documents by reference that are not presented in or delivered with this document. To obtain these additional documents, see “Where You Can Find More Information.”

The SEC allows us to “incorporate by reference” into this information statement/prospectus the information we filed with the SEC. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this information statement/prospectus. Information that we file later with the SEC will automatically update and supersede this information. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the completion of the offering shall be deemed incorporated by reference into this information statement/prospectus from the date of filing of those documents. We incorporate by reference the documents listed below, which have been filed with the SEC, into this information statement/prospectus provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K, other than with respect to our Current Report on Form 8-K dated March 13, 2006, which has been incorporated by reference herein:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 29, 2005;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 filed with the SEC on May 10, 2006 and June 30, 2006 filed with the SEC on August 9, 2006;

•	Our Current Reports on Form 8-K filed with SEC on January 4, 2006, January 12, 2006, January 31, 2006, February 2, 2006, February 13, 2006, March 13, 2006, May 4, 2006, May 9, 2006, May 9, 2006, May 11, 2006, May 24, 2006, May 25, 2006, June 13, 2006, July 27, 2006 and August 14, 2006; and

•	Our Definitive Proxy Statements for the Annual Meeting of Stockholders held on August 19, 1999, which includes a description of our capital stock, and for the Annual Meeting of Stockholders held on July 25, 2006.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this information statement/prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this information statement/prospectus.

INFORMATION STATEMENT / PROSPECTUS

SkyTerra Communications, Inc.

25,478,273 Shares

Common Stock

•, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2006

INFORMATION STATEMENT/PROSPECTUS

SKYTERRA COMMUNICATIONS, INC.

4,447,801 Shares

Common Stock

Motient Corporation, or Motient, a Delaware corporation, is distributing up to an aggregate of 4,447,801 shares of our common stock at no charge to holders of Motient’s outstanding preferred stock who convert their shares of preferred stock to Motient common stock in accordance with the terms of such preferred stock. Following such conversion, each such holder of Motient’s outstanding preferred stock will receive from Motient • of one share of SkyTerra common stock for every share of Motient common stock received pursuant to such conversion. Motient stockholders will not be required to pay for the shares of SkyTerra common stock received in the distribution, or to surrender or exchange any shares Motient common stock in order to receive SkyTerra common stock.

The shares of our common stock being distributed by Motient are being acquired by Motient in connection with the sale by Motient to us of certain of its interests in Mobile Satellite Ventures LP, a Delaware limited partnership, and Mobile Satellite Ventures GP Inc., a Delaware corporation and the general partner of Mobile Satellite Ventures LP, under an exchange agreement with us. Motient may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933 in connection with its distribution of our common stock pursuant to the exchange agreement.

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “SKYT.” On September 19, 2006, the closing bid price of our common stock as reported on the OTC Bulletin Board was $15.90 per share.

An investment in our common stock involves significant risks. You should consider carefully the risk factors incorporated by reference into this registration statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement/prospectus. Any representation to the contrary is a criminal offense. The securities are not being offered in any jurisdiction where the offer is not permitted.

The date of this information statement/prospectus is •.

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

SPECIAL NOTE REGARDING THE DISTRIBUTION BY MOTIENT

This information statement/prospectus includes information about the distribution by Motient of shares of our common stock to holders of Motient’s outstanding preferred stock who convert such shares of preferred stock into Motient common stock in accordance with the terms of such preferred stock. Motient has provided us with the information contained herein relating to the distribution of our common stock, including the terms and conditions of the distribution, the timing of the distribution and the tax implications of the distribution to holders of Motient’s common stock. We are not affiliated with Motient. Neither we nor our board of directors is making any recommendation to holders of Motient’s outstanding preferred stock with respect to the decision whether or not to exercise their conversion rights under the terms of Motient’s outstanding preferred stock. SkyTerra Communications, Inc. can give no assurance that the distribution by Motient of our common stock to holders of Motient’s outstanding preferred stock will occur in the manner described herein, or at all. SkyTerra Communications, Inc. expressly disclaims responsibility for any information contained herein relating to the distribution or the manner in which Motient will effect the distribution and the implications of such a distribution for holders of Motient securities, including, but not limited to, the information relating to the distribution on the cover page of this information statement/prospectus and in the sections captioned “Summary—The Distribution to Holders of Motient’s Outstanding Preferred Stock,” “Summary—Questions and Answers About the Distribution to Holders of Motient’s Outstanding Preferred Stock” and “The Distribution to Holders of Motient’s Outstanding Preferred Stock” and the section captioned “United States Federal Income Tax Consequences.”

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

The Distribution to Holders of Motient’s Outstanding Preferred Stock

Distributing Company

Motient Corporation. Motient has the right to exchange, for five years following the initial closing of the MSV Exchange Transactions, its 6.7 million limited partnership interests in the MSV Joint Venture for 18,855,144 additional shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

Common Stock to be Distributed

Up to an aggregate of 4,447,801 shares of our common stock, to holders of Motient’s outstanding preferred stock who exercise their right to convert their shares of Motient’s outstanding preferred stock to shares of Motient common stock.

Distribution Ratio

Holders of Motient’s outstanding preferred stock who convert their shares of preferred stock into Motient common stock in accordance with the terms of such preferred stock will receive • of one share of SkyTerra common stock for every share of Motient common stock received pursuant to such conversion.

Fractional Share Interests

Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those stockholders who would otherwise receive fractional interests. See “The Distribution—Manner of Effecting the Distribution.”

Distribution Date

The distribution agent will mail share certificates to the applicable converting holder(s) as soon as practicable after the conversion of shares of Motient’s outstanding preferred stock by such holder(s).

Dividend Policy	We have no present intention to pay any dividends on our common stock.

United States Federal Income Tax Consequences of the Distribution	For a discussion of federal income tax consequences of the distribution, please see “United States Federal Income Tax Consequences.”

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

Distribution Agent	•

Transfer Agent and Registrar for our Common Stock	American Stock Transfer & Trust Company.

For additional information concerning the distribution to holders of Motient’s outstanding preferred stock, see “The Distribution to Holders of Motient’s Outstanding Preferred Stock,” beginning on page •.

An investment in our common stock involves significant risks. See “Risk Factors” beginning on page •.

We were incorporated in Delaware in 1985. Our executive offices are located at 19 West 44th Street, Suite 507, New York, New York, 10036 and our telephone number is (212) 730-7540.

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION TO

HOLDERS OF MOTIENT’S OUTSTANDING PREFERRED STOCK

Q:	When will I receive shares of SkyTerra common stock?

A:	A holder of Motient’s outstanding preferred stock who converts his or her shares of preferred stock into Motient common stock in accordance with the terms of such preferred stock will receive from Motient • of one share of SkyTerra common stock for every share of Motient common stock received pursuant to such conversion. Motient will obtain such shares of our common stock by exchanging additional limited partnership units in the MSV Joint Venture for shares of our common stock in accordance with the terms of the exchange agreement. Motient has the right to exchange, for five years following the initial closing of the MSV Exchange Transactions, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

Q:	What transactions will occur prior to the distribution of shares of SkyTerra common stock?

A:	Following the initial closing of the MSV Exchange Transactions, at which time we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, we will own 52% of the MSV Joint Venture on a fully diluted basis and 78% of MSV GP.

Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute to its common stockholders 25,478,273 shares of our common stock that it receives from us in connection with the MSV Exchange Transactions. To effect this distribution, Motient will distribute to each of its stockholders • of one share of our common stock for each share of Motient common stock held as of the close of business on •. Immediately after the distribution, Motient’s common stockholders, since they will become our stockholders, will own approximately •% of our outstanding common stock. On September 1, 2006, we agreed to allow Motient to distribute to TMI a portion of the shares of our non-voting common stock that it receives in the initial closing in the event that TMI exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and TMI have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with TMI. Any shares of our common stock received by TMI pursuant to such arrangement will remain non-voting.

After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

disposition of any such shares. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

Q:	What will I receive when I convert my preferred stock?

A:	For every one share of Motient common stock that you receive by converting your shares of Motient’s outstanding preferred stock, Motient will cause to be delivered to you • of one share of our common stock. For example, if you receive 100 shares of Motient common stock upon such conversion, you will also receive • shares of our common stock.

Fractional shares will not be distributed. Fractional shares will be aggregated and, after distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those holders of Motient’s outstanding preferred stock who would otherwise receive fractional interests. See “The Distribution—Manner of Effecting the Distribution.”

Q:	What will happen to the shares Motient common stock I receive upon conversion of my shares of Motient’s outstanding preferred stock?

A:	Immediately after the distribution of shares of our common stock to you, you will continue to own the Motient common stock that you receive upon conversion of shares of Motient’s outstanding preferred stock.

Q:	What is the SkyTerra’s recommendation regarding the conversion of Motient’s outstanding preferred stock?

A:	Neither we nor our board of directors is making any recommendation as to whether or not you should exercise your right to convert your shares of Motient’s outstanding preferred stock.

Q:	What are the United States federal income tax consequences to me of the receipt of shares of SkyTerra common stock in connection with the conversion of my shares of Motient’s outstanding preferred stock?

A:	For a discussion of the United States federal income tax consequences of the receipt of SkyTerra common stock upon conversion of Motient’s outstanding preferred stock, please see “United States Federal Income Tax Consequences.”

Q:	What do I have to do to receive shares of SkyTerra common stock?

A:	You must convert your shares of Motient’s outstanding preferred stock to shares of Motient common stock in order to receive shares of SkyTerra common stock. Following such conversion, you will receive a stock certificate for the whole number of shares of our common stock that Motient will cause to be delivered to you in connection with such conversion. We are not making any recommendations as to whether or not you should convert your shares of Motient’s outstanding preferred stock. You should decide whether to convert your shares based upon your own assessment of your best interests.

Q:	What will the relationship between SkyTerra and Motient be after the initial closing of the MSV Exchange Transactions?

A:	At the initial closing of the MSV Exchange Transactions, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, resulting in Motient receiving 25,478,273 shares of our non-voting common stock. Pursuant to the terms of these transactions, Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute 25,478,273 shares of our common stock to its common stockholders as soon as practicable following the initial closing. The shares of non-voting common stock that Motient receives at the initial closing are exchangeable into voting common stock upon the distribution to its common stockholders. On September 1, 2006, we agreed to allow Motient to distribute to TMI a portion of the shares of our non-voting common stock that it receives in the initial closing in the event that TMI exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and TMI have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with TMI. Any shares of our common stock received by TMI pursuant to such arrangement will remain non-voting.

In the event that certain corporations owned by a wholly owned subsidiary of Motient and other partners in the MSV Joint Venture, referred to herein as the Blocker Corporations, distribute the shares of our common stock received by them in the MSV Exchange Transactions to their respective stockholders, Motient will receive 3,573,214 shares of our common stock. Motient has agreed that so long as any shares of our voting common stock that it receives via the distribution of shares by the Blocker Corporations are held by Motient, Motient shall cause all such shares held by Motient (or any subsidiary) to be voted at any meeting of our stockholders and in connection with any action by written consent, pro rata with all other votes cast at such meeting (or by written consent) by holders of our common stock. In addition, under the terms of the MSV Exchange Transactions, if Motient does not dispose of the shares of our common stock it receives from the Blocker Corporation within 60 days of such distribution by the Blocker Corporations, such shares of our common stock will automatically be exchanged for shares of our non-voting common stock.

After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be similarly exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

THE DISTRIBUTION TO HOLDERS OF MOTIENT’S OUTSTANDING PREFERRED STOCK

Distribution Structure and Distribution Ratio

Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute to its common stockholders 25,478,273 of the shares of our common stock promptly following the initial closing of the MSV Exchange Transactions. Motient has the right to exchange, for five years following the initial closing of the MSV Exchange Transactions, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 additional shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common stock upon the disposition of such shares. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes.

A holder of Motient’s outstanding preferred stock who converts his or her shares of preferred stock into shares of Motient common stock in accordance with the terms of such preferred stock will receive from Motient • of one share of SkyTerra common stock for every share of Motient common stock received pursuant to such conversion. After such conversion, the converting holder will own shares of our common stock as well as continue to own Motient common stock. Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those stockholders of record who would otherwise receive fractional interests. See “Manner of Effecting the Distribution” below.

We have agreed to register the distribution of those shares of our common stock by Motient to holders of Motient’s outstanding preferred stock who convert their preferred stock to Motient common stock and to maintain that registration until the earlier of such time as Motient completes the distribution of such shares of our common stock to the holders of Motient’s outstanding preferred stock or July 15, 2010, subject to certain extensions. We have agreed to pay the registration fee and our expenses incurred in connection with the registration statement.

We and Motient have agreed to indemnify each other against certain liabilities, including under the Securities Act of 1933, or to contribute to payments that may be required in respect of those liabilities.

Motient has stated that does not intend engage in transactions that stabilize the market price of our common stock in connection with the MSV Exchange Transactions.

Distribution Agent

The distribution agent is •.

Manner of Effecting the Distribution

A holder of Motient’s outstanding preferred stock who converts his or her shares of preferred stock into Motient common stock will receive from Motient • of one share of SkyTerra common stock for every share of Motient common stock received pursuant to such conversion. Motient will obtain such shares of our common stock by exchanging additional limited partnership interests in the MSV Joint Venture for shares of our common stock in accordance with the exchange agreement. After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 additional shares of our non-voting common stock, which will be exchangeable for a like number of shares of our voting common

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

stock upon the disposition of any such shares. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes. Prior to distributing our common stock to such converting holder, Motient will deliver the corresponding number of the shares of our non-voting common stock that it receives in exchange for limited partnership interests in the MSV Joint Venture to us and we will exchange such shares of non-voting common stock for shares of our common stock which we will deliver to the distribution agent for distribution. The distribution agent will mail certificates representing such shares to the holder(s) of Motient’s outstanding preferred stock who have elected to convert their shares.

No certificates or scrip representing fractional shares will be issued to holders of Motient’s outstanding preferred stock upon conversion. In lieu of receiving fractional shares of our common stock, each holder of Motient’s outstanding preferred stock who would otherwise receive a fractional interest in our common stock will receive cash. The distribution agent will, from time to time, aggregate and sell all such fractional interests in the over-the-counter market at then-prevailing market prices and distribute the aggregate proceeds (net of brokerage fees) ratably to holders of Motient’s outstanding preferred stock who would otherwise receive fractional interests.

Results of the Distribution of Our Common Stock

At the initial closing of the MSV Exchange Transactions, we will issue an aggregate of 39,596,432 shares of our voting and non-voting common stock to a wholly owned subsidiary of Motient, other partners in the MSV Joint Venture and the minority stakeholders in MSV Investors in exchange for approximately 14.2 million limited partnership interests of the MSV Joint Venture and all of the common stock of MSV GP currently held by these parties, resulting in Motient receiving 25,478,273 shares of our non-voting common stock. Pursuant to the terms of these transactions, Motient has agreed to use its commercially reasonable efforts to take all steps necessary to distribute such shares of the SkyTerra common stock to its common stockholders as soon as practicable following the initial closing. The shares of our non-voting common stock that it receives in the initial closing are exchangeable into voting common stock upon the distribution to its common stockholders. On September 1, 2006, we agreed to allow Motient to distribute to TMI a portion of the shares of our non-voting common stock that it receives in the initial closing in the event that TMI exchanges its shares of TerreStar common stock for shares of Motient common stock. To the extent that at the time of the distribution Motient and TMI have executed an agreement to exchange such shares of TerreStar for shares of Motient common stock, but such exchange has not been consummated, Motient will withhold from the distribution to Motient’s common stockholders the number of shares of our non-voting stock sufficient to fulfill its agreement with TMI. Any shares of our common stock received by TMI pursuant to such arrangement will remain non-voting.

In the event that the Blocker Corporations distribute the shares of our common stock received by them in the MSV Exchange Transactions to their respective stockholders, Motient will receive 3,573,214 shares of our common stock. Motient has agreed that so long as any shares of our voting common stock that it receives via the distribution of shares by the Blocker Corporations are held by Motient, Motient shall cause all such shares held by Motient (or any subsidiary) to be voted at any meeting of our stockholders and in connection with any action by written consent, pro rata with all other votes cast at such meeting (or by written consent) by holders of our common stock. In addition, under the terms of the MSV Exchange Transactions, if Motient does not dispose of the shares of our common stock it receives from the Blocker Corporation within 60 days of such distribution by the Blocker Corporations, such shares of our common stock will automatically be exchanged for shares of our non-voting common stock.

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

After the initial closing of the MSV Exchange Transactions, Motient will continue to have the right to exchange, for five years following the date of the initial closing, its remaining 6.7 million limited partnership interests of the MSV Joint Venture for 18,855,144 shares of our non-voting common stock, which will be similarly exchangeable for a like number of shares of our voting common stock upon the disposition of any such shares. Motient has stated that it intends to use the shares of our common stock that it receives in any such subsequent closing or closings to distribute to holders of its outstanding preferred stock upon the conversion of such preferred stock, to dividend to its common stockholders and/or to sell shares of our common stock to raise funds to satisfy tax obligations incurred by Motient in connection with the MSV Exchange Transactions and for general corporate purposes. If Motient has not exchanged these MSV Joint Venture interests in the five-year period, we have the right to require such interests to be exchanged for shares of our non-voting common stock at an exchange ratio reflecting the fair market value of such interests and our common stock on May 6, 2021.

Trading of Our Common Stock

Our common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board.

Alternate Page for Prospectus Relating to Distribution to Holders of Motient's Outstanding Preferred Stock

INFORMATION STATEMENT/PROSPECTUS

SkyTerra Communications, Inc.

4,447,801 Shares

Common Stock

•, 2006

PART II

INFORMATION NOT REQUIRED IN INFORMATION STATEMENT/PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with this offering to be paid by us are as follows:

SEC registration fee	$52,146.03
Legal fees and expenses	$100,000.00
Accounting fees and expenses	$25,000.00
Blue sky expenses	$25,000.00
Printing expenses	$50,000.00
Transfer agent fees and expenses	$25,000.00
Miscellaneous	$5,000.00
Total	$282,146.03

Item 15. Indemnification of Officers and Directors.

The Company’s restated certificate of incorporation, referred to herein as the “certificate of incorporation,” contains a provision which provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director except for liabilities:

(i) for any breach of the director’s duty of loyalty;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) for an unlawful dividend payment or an unlawful repurchase or redemption of stock under Section 174 of the Delaware General Corporation Law; or

(iv) for any transaction from which the director derived an improper personal benefit.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The Company’s certificate of incorporation provides that the Company may indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court of chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the Company’s certificate of incorporation provides that he will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under the provisions of the Company’s certificate of incorporation (unless ordered by a court) will be made by the Company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

The Company’s certificate of incorporation provides that the Company may pay expenses incurred by defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding in the manner provided herein upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Company’s certificate of incorporation provides that the indemnification and advancement of expenses provided therein will not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or of any disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

The Company’s certificate of incorporation provides that the Company may purchase and maintain insurance on behalf of any person who is or was serving the Company in any capacity referred to above against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of its certificate of incorporation.

The Company’s amended and restated by-laws, referred to herein as the “by-laws,” provide that the Company will indemnify any director and any officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, quasi-administrative or investigative, other than an action by or in the right of the Company, referred to herein as a “Third Party Proceeding,” by reason of the fact that he or she was or is a director or officer, employee or agent of the Company, acting solely in such capacity, or a person serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, committee or other enterprise 50% or more of whose voting stock or equitable interest shall be owned by this Company, each referred to herein as an “Authorized Representative, against his or her expenses and liabilities (including attorneys’ fees), actually and reasonably incurred by him or her in connection with the Third Party Proceeding if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company and, with respect to any Third Party Proceeding involving potential criminal liability, referred to herein as a “Criminal Third Party Proceeding,” had no reasonable cause to believe his or her conduct was unlawful or in violation of applicable rules. The termination of any Third Party Proceeding by judgment, order, settlement, consent filing of a criminal complaint or information, indictment, conviction or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any Criminal Third Party Proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The Company’s by-laws provide that the Company will indemnify any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by the Company to produce a judgment in favor of its shareholders, or any threatened, pending or completed action or suit in the right of the Company by its stockholders to procure a judgment in favor of the Company, referred to herein as a “Derivative Action,” by reason of the fact that the director or officer was or is an Authorized Representative of the Company, against his or her expenses (including attorneys’ fees) actually and reasonably incurred by the director or officer in the action if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the Company; except that no indemnification will be made in respect of any claim, issue or matter as to which he or she has been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company unless and only to the extent that the court of common pleas, or other similarly constituted state court, located in the county where the registered office of the Company is located or the court in which such Derivative Action is or was pending, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, he or she is fairly and reasonably entitled to indemnify for expenses which the court deems proper.

An Authorized Representative of the Company (other than a director or officer of the Company) may be indemnified by the Company or have his or her expenses advanced in accordance with the procedures described below. To the extent that an Authorized Representative of the Company has been successful on the merits or otherwise in defense of any Third Party Proceeding or Derivative Action or in defense of any claim, issue or matter therein, the Authorized Representative will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Indemnification under the provisions of the Company’s by-laws described above (unless ordered by a court, in which case the expenses, including attorneys’ fees of the Authorized Representative in enforcing indemnification will be added to and included in the final judgment against the Company) will be made by the Company only as authorized in the specific case upon a determination that the indemnification of the Authorized Representative is required or proper in the circumstances because he or she has met the applicable standard of conduct set forth above or has been successful on the merits or as otherwise in defense of any Third Party Proceeding or Derivative Action and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(b) By the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors of the Company who are not parties or have no economic or other collateral personal benefit relating to a Third Party Proceeding or Derivative Action, referred to here in as “Disinterested Directors;” or

(c) If a quorum is not obtainable or, even if obtainable, a majority vote of a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion.

The Company’s by-laws provide that expenses incurred in defending a Third Party Proceeding or Derivative Action will be paid on behalf of a director or officer, and may be paid on behalf of any Authorized Representative, by the Company in advance of the final disposition of the action as authorized in the manner provided above (except that the person(s) making the determination thereunder need not make a determination on whether the applicable standard of conduct has been met unless a judicial determination has been made with respect thereto, or the person seeking indemnification has conceded that he or she has not met such standard) upon receipt of an undertaking by or on behalf of the Authorized Representative to repay the amount to be advanced unless it shall ultimately be determined that the Authorized Representative is entitled to be indemnified by the Company as required in the Company’s by-laws or authorized by law. The financial ability of any Authorized Representative to make repayment will not be a prerequisite to making of an advance.

The Company’s by-laws provide the Company may purchase and maintain insurance on behalf of any person who is or was an Authorized Representative against any expenses and liabilities asserted against him or her and incurred by him or her in any such capacity, whether or not the Company would have the power to indemnify him or her against such expenses and liabilities under the provisions of the Company’s by-laws.

The indemnification provided by the Company’s by-laws is not deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any statute, agreement, vote of Disinterested Directors, or otherwise, regardless of whether the event giving rise to indemnification occurred before or after the effectiveness thereof, both as to action taken in another capacity while holding his or her office or position, and will continue as to a person who has ceased to be an Authorized Representative of the Company and will inure to the benefit of his or her heirs and personal representatives.

Item 16. List of Exhibits.

Exhibit Number		Description
1.1		Exchange Agreement, dated May 6, 2006, by and among Motient Corporation, Motient Ventures Holding Inc. and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

4.1		Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003)

4.2		Certificate of Amendment, dated July 17, 2002, to the Restated Certificate of Incorporation of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.3		Certificate of Ownership and Merger, dated September 23, 2003, merging SkyTerra Communications, Inc. into Rare Medium Group, Inc. (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.4		Amended and Restated By-Laws of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 1999)

5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

23.1		Consent of Ernst & Young LLP, independent registered public accounting firm

23.2		Consent of Ernst & Young LLP, independent auditors

23.3		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney

*	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any information statement/prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the information statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of information statement/prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d)

of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in “Item 15—Indemnification of Directors and Officers” above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on September 21, 2006.

SKYTERRA COMMUNICATIONS, INC.

By:	/s/ ROBERT C. LEWIS
Robert C. Lewis Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on the 21st day of September 2006.

Signature	Title	Date

* Jeffrey A. Leddy	Chief Executive Officer and President (Principal Executive Officer and Principal Financial Officer)	September 21, 2006

* Craig J. Kaufmann	Controller and Treasurer (Principal Accounting Officer)	September 21, 2006

* Andrew D. Africk	Director	September 21, 2006

* Aaron J. Stone	Director	September 21, 2006

* Jeffrey M. Killeen	Director	September 21, 2006

* Michael D. Weiner	Director	September 21, 2006

* William F. Stasior	Director	September 21, 2006

*/S/ ROBERT C. LEWIS
Robert C. Lewis Attorney-in-fact

S-1

Exhibit Index

Exhibit Number		Description
1.1		Exchange Agreement, dated May 6, 2006, by and among Motient Corporation, Motient Ventures Inc. and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, filed with the SEC on May 11, 2006)

4.1		Restated Certificate of Incorporation of the Company (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003)

4.2		Certificate of Amendment, dated July 17, 2002, to the Restated Certificate of Incorporation of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.3		Certificate of Ownership and Merger, dated September 23, 2003, merging SkyTerra Communications, Inc. into Rare Medium Group, Inc. (incorporated by reference to Company’s Form 10-K for the year ended December 31, 2003)

4.4		Amended and Restated By-Laws of the Company (incorporated by reference to Company’s Form 10-K for the year ended December 31, 1999)

5.1		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

23.1		Consent of Ernst & Young LLP, independent registered public accounting firm

23.2		Consent of Ernst & Young LLP, independent auditors

23.3		Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney

*	Previously filed.